UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 2

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2025

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Donald J. Puglisi

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2025 comprises:

(a)	Pages numbered 1 to 31 consecutively.

(b)	The following exhibits:

Exhibit 1:	Recent Developments

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on the 30th day of October, 2026.

By:	/s/ CÉSAR DAVID VIVES FLORES
	Name:	César David Vives Flores
	Title:	Deputy Undersecretary for Public Credit and International Affairs of the Ministry of Finance and Public Credit

EXHIBIT INDEX

Exhibit 1:	Recent Developments